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                                                                 Exhibit (a)(19)



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GRUPO MEXICO
Av. Baja California #200, Mexico City 06760


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

CONTACTS

GRUPO MEXICO, S.A. de C.V.                            ABERNATHY MacGREGOR FRANK
Daniel Tellechea                                      Chuck Burgess
011-525-574-8483                                      212-371-5999
Eduardo Gonzalez
011-525-574-8422



              GRUPO MEXICO EXTENDS EXPIRATION DATE ON TENDER OFFER

MEXICO CITY (November 10, 1999) - Grupo Mexico, S.A. de C.V. today announced that, in accordance with the terms of its Merger Agreement with ASARCO Incorporated (NYSE:AR), it is extending the expiration date of its outstanding tender offer until Wednesday, November 10, 1999, at 12:00 midnight New York City time. The tender offer previously had been scheduled to expire on Tuesday, November 9, 1999, at 12:00 midnight New York City time. As of 12:00 midnight New York City time on November 9, 1999, 31,604,511 shares of ASARCO common stock had been tendered under the terms of the Offer which, when added to the shares already owned by Grupo Mexico, represent approximately 88.8% of the shares of ASARCO common stock outstanding.

The Merger Agreement requires Grupo Mexico to extend the tender offer for up to three business days if at the November 9, 1999 expiration all of the conditions to the Offer are satisfied or waived, but the number of shares of ASARCO common stock tendered, together with the shares owned by Grupo Mexico and its subsidiaries, constitutes 80% or more, but less than 90%, of the outstanding shares of ASARCO common stock. ASARCO has informed Grupo Mexico that, at the close of business on November 9, 1999, 39,956,622 shares of ASARCO common stock were issued and outstanding. Under New Jersey law, Grupo Mexico can effect a short-form merger without a shareholder vote if it owns at least 90% of the outstanding ASARCO shares. Accordingly, Grupo Mexico and ASARCO have agreed that Grupo Mexico will extend the tender offer by one business day, and then will reevaluate whether a further one day extension is warranted in order to obtain the tender of 90% of the shares needed to effect a short-form merger.

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Chase Securities Inc. served as financial advisor to Grupo Mexico and has arranged the financing for the transaction. Brown & Wood LLP and Santamarina y Steta served as legal advisors to Grupo Mexico.

Grupo Mexico is a diversified mining company that ranks among the world's largest and lowest-cost copper, zinc and silver producers. The company's operations include mining, smelting and refining. Grupo Mexico also owns 74% and operates in partnership with Union Pacific (26%), the largest and most profitable railroad in Mexico.

Note: Statements in this press release include "forward looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

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